

August 30, 2011

<u>Via E-mail</u>
Donald R. Ramon
Chief Financial Officer
Invesco Mortgage Capital Inc.
1555 Peachtree Street, NE
Suite 1800
Atlanta, GA 30309

> **Re:** **Invesco Mortgage Capital Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 1-34385**

Dear Mr. Ramon:

We have reviewed your response dated August 5, 2011 and have the following additional comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48</u>

<u>General</u>

1. We note your response to prior comment two as well as your current presentation both within MD&A and within your financial statements.  Given the significant increase in total assets and composition of such assets through the period ended June 30. 2011, we continue to believe that a tabular disclosure of an average balance sheet detailing investments and related costs of funds would be beneficial for investors.  As such, please provide the requested information in future filings.

Investment Portfolio, page 52

2.      We note your response to comment 4 of our letter dated July 15, 2011, that you do not
use credit ratings in the credit analysis of your non-agency portfolio and that your
average yield disclosure incorporates loss assumptions.  It does not appear that
shareholders would be able to fully understand management's assessment of the credit
risk associated with your non-agency assets, because the disclosed average yield may
also reflect any discount or reduction in costs associated with the assets.  Please tell us
the disclosure you would add in future filings that would aid shareholders' specific
evaluation of the credit risk and the material trends in such risk associated with your non-
agency assets.


You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at
202.551.3629 if you have questions regarding comments on the financial statements and related
matters.  Please contact Stacie Gorman, Attorney-Adviser at 202.551.3585 or Duc Dang,
Attorney-Adviser at 202.551.3386 with any other questions.


Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief